Exhibit 99.3

PERDIGÃO LAUNCHES NEW PRODUCTS

PERDIGÃO - A NEW QUICKPIZZA FLAVOR:

CHICKEN WITH MASCARPONE AND MOZZARELLA

The new product comes to market to satisfy the requirements
of increasingly demanding consumers

What was already good has become even better. Quickpizza comes to the supermarket shelves with a new flavor: chicken with mascarpone and a topping of mozzarella cheese. Now in addition to ham and cheese and calabrese with mozzarella, the consumer has the opportunity to try a premium quick snack in his own home and with one of the most popular flavors in the pizza segment.

The proposal of the Quickpizza is precisely to combine the tradition of pizzas with practicality. The dough, which is crusty, successfully maintains this characteristic thanks to Perdigão’s own special and exclusive packaging, which goes directly from the freezer to the microwave oven. In being cooked in the microwave oven, the snack conserves the texture and taste, qualities found in the irresistible pizzas that are baked over wood stoves.

One of the most consumed items among the younger generation, Perdigão undertakes continuous investments and research for improving technology and offering varieties that meet the expectations of its customers. Originality is one of the ingredients present in the Company’s new product launches and the case of Quickpizza was no different. Easy to prepare, the snack is ready in less than 1 minute 45 seconds of heating in the microwave oven.

The launch of this new flavor was decided in the light of the acceptance and popularity of Brazilian pizza restaurants. “It was based on these findings that influenced our choice of this combination, to expand the line, work which is to be ongoing, always offering new flavors”, says Gláucia Gouveia, manager for New Products Marketing.

PERDIGÃO LAUNCHES LINE IN FROZEN SAUCES

With flavors inspired by the Italian cuisine, the products are being launched on the market, offering practicality, flavor and originality to the taste buds of the most demanding of consumers

Perdigão is launching a new line in frozen sauces under the Toque de Sabor brand at the APAS 2007 trade fair. All four flavors are inspired by the Italian cuisine and already well accepted among Brazilians: bolognese, sauce, calabrese sausage and four cheeses. These launches will occupy a still untapped space in the Brazilian market, where a large number of sauces is shelf stable and sold in cans, glass containers or cartons. The product underscores the company’s objective of focusing on innovation and seeking solutions that deliver practicality and flavor to the consumer.

“We want to offer an element of dynamism to a segment which up to now has not seen major innovation”, says Gláucia Gouveia, manager for New Product Marketing. “This is the result of ongoing work that demands constant investments in development, technology and marketing”, she says.

LIGHTNESS, VARIETY AND FLAVOR IN THE RIGHT AMOUNTS

Light and tasty, the new products adopt the same homemade seasoning of Perdigão’s lasagna sauces and are suited to accompanying a large range of dishes from pastas to meats. The sauces will be on the supermarket shelves from the second half of June and will be sold in 350-gram trays, packaged in cartons with a six-month expiry date for consumption.

The sauces can be defrosted in the microwave oven in just 10 minutes. “There’s enough time to prepare the pasta while the sauce is being heated. The two are ready together, so saving time in the kitchen”, declares Gláucia.

One of the most versatile and popular sauces, bolognese – made from minced meat –  is the ideal accompaniment for various types of pasta, fresh or otherwise, such as talharim,  rigatoni and fusilli.

Made with fresh ingredients, such as diced tomato, the traditional sauce is the favorite accompaniment for long and thin pasta, such as spaghetti, and Parmeggiana-type steaks with cheese.

Dishes that can be served as day-to-day meals or for special occasions, such as polenta and purée, taste even better when served with the calabrese sausage-flavored sauce. This choice also guarantees a special touch to gnocchi and filled pasta.

Pastas such as penne, cappeletti and ravioli combine well with a richer flavored sauce, such as the four cheeses sauce. This blends the concentrated flavors of parmesan, gorgonzola, provolone and fresh milk cheeses with the softness of the mascarpone cheese, making for a smooth, velvety sauce.

BATAVO MAKES ITS DEBUT IN THE MARKET FOR READY-TO-EAT MEAT DISHES

In addition to new product launches in its traditional segments, the company introduces the meatballs in sauce dish, a passport to winning the custom of the single consumer

Batavo has a series of new products it intends to launch at this year’s APAS (the São Paulo Supermarkets’ Association trade fair). One of these products marks the debut of the brand in meat-based ready-to-eat dishes category: meatballs in sauce. The target market is the so-called singles market, those that live alone or work away from home during the day in addition to small families with no domestic help in the home, an increasingly large group of consumers, especially in the country’s major capital cities.

“We are always alert to market tendencies to identify and satisfy consumer needs”, explains Cracios Clinton Cônsul, Batavo’s marketing manager. The meatballs in sauce product is being launched in 550-gram packages each containing ten units. Once defrosted (in the refrigerator or in the microwave oven), the dish is ready for eating in just seven minutes of cooking in the microwave oven.

The product launches will be on Brazilian supermarket shelves before the end of the month according to the company’s executive, increasing the brand portfolio’s profile and indicative of Batavo’s drive to create new lines and diversify those that are already on sale to the market. Taste and practicality are the principal innovations. “The trade fair is one large shop window that attracts a select public and allows the use of a very important sales tool for us: tasting”, says Cracios.

Lasagnas

There are two new flavors adding even greater variety to the menu. The Pizzaiolo Lasagna is produced with white flour pasta with a white sauce filling and diced tomato, mozzarella-type cheese, mascarpone, ham, seasoned with oregano and basil. This is an innovative product in the market, the taste differentiated by a hint of basil, the same as homemade lasagnas or those served in restaurants. Lasagna Pizzaiolo is coated with Bechamel sauce and parmesan cheese.

The other new launch is Batavo Chicken Lasagna made from a selected wheat grain based pasta (hard grain), a perfect combination of sauces and seasonings or spices filled with shredded cooked chicken breast, tomato sauce, mozzarella cheese and a delicious topping of Bechamel and parmesan sauce.

The two dishes are microwave oven-cooked and ready to eat in 15 minutes and are sold in 650-gram packages. “With these launches, Batavo reinforces its position as the third domestic brand in frozen pastas “, says Cracios.

Designed to facilitate the daily routine, as well as to provide a nutritious quick and tasty meal, Batavo lasagnas already offer the following choices: Lasagna Bolognese, Turkey Lasagna,

Lasagna in White Sauce, and Lasagna in Sauce. The most advanced equipment and Italian technology are employed in the preparation of these products, together with quality ingredients and created with a perfect combination of sauces and seasonings.

Boiled Cold Cuts

Already present in the cured cold cuts category with hamburger type salami and Italian-type salami, Batavo is now entering the market of boiled cold cuts. Three types of products are to be sold – ham, ham luncheon meats and smoked bologna sausage - in 200-gram packages. These products are an alternative to the consumers who are not prepared to sacrifice flavor, but at the same time, do not want to waste time waiting for their favorite product to be sliced at the store counter.

Borella Pepperoni

After the Italian and hamburger-type versions, Batavo adds a new ingredient to the salami family of products: Borella pepperoni, an innovative product due to its practicality. Its competitive edge lies in its standard weight of 200 grams, translating into a lower unit price and thus attractive to retailers. With a set price per package, point-of-sales promotions are facilitated by eliminating the need for weighing.

Both the boiled cold cuts and Borella pepperoni products offer new solutions to retailers with the objective of faster inventory turnover and facilitating store operations.

São Paulo, May 14, 2007.

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.